Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Amendment No. 1 to Pricing Supplement No. 432 to the

Prospectus dated April 6, 2009 and the

Prospectus Supplement dated April  6, 2009

$112,000,000

The Goldman Sachs Group, Inc.

Callable Fixed Rate Notes due 2011

Medium-Term Notes, Series D

We will pay you interest quarterly on your notes at a rate of 1.75% per annum.

Interest will be paid on each March 22, June 22, September 22 and December 22. The first such payment will be made on September 22, 2010.

In addition, we may redeem the notes at our option, in whole but not in part, on any interest payment date on or after September 22, 2010, upon ten business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date.

	Per Note	Total
Initial public offering price	100.0%	$112,000,000

Underwriting discount	0.1%	$112,000

Proceeds, before expenses, to The Goldman Sachs Group, Inc.	99.9%	$111,888,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from June 22, 2010 and must be paid by the purchaser if the notes are delivered after June 22, 2010. $100,000,000 of notes traded on June 15, 2010 (the “original notes”) and $12,000,000 of notes traded on June 16, 2010 (the “additional notes”), each at an initial public offering price of 100.0%. The proceeds, before expenses, to The Goldman Sachs Group, Inc. for the original notes are $99,900,000 and from the additional notes are $11,988,000, each at 99.9% of the face amount of the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated June 16, 2010.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This pricing supplement no. 432 dated June 15, 2010 (pricing supplement) and the accompanying prospectus dated April 6, 2009 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series D, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement, dated April 6, 2009 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes are a separate series of our debt securities under our Medium-Term Notes, Series D program governed by our Senior Debt Indenture, dated as of July 16, 2008, between us and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Fixed Rate Notes due 2011

Issuer:  The Goldman Sachs Group, Inc.

Principal amount:  $112,000,000; the principal amount of the notes may be increased if we, at our option, decide to sell an additional amount of the notes on a date subsequent to the trade date but prior to the original issue date; the issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement

Specified currency:  U.S. dollars ($)

Type of Notes:  Fixed rate notes (notes)

Denominations:  $1,000 and integral multiples of $1,000 thereof

Trade dates:  June 15, 2010 (for the original notes); June 16, 2010 (for the additional notes)

Original issue date:  June 22, 2010

Stated maturity date:  June 22, 2011

Interest rate:  1.75% per annum

Original issue discount (OID):  The notes will be subject to the special rules governing OID on short term debt securities

Date interest starts accruing:  June 22, 2010

Interest payment dates:  March 22, June 22, September 22 and December 22 of each year, commencing on September 22, 2010

Regular record dates:  every March 7, June 7, September 7 and December 7

Day count convention:  30/360 (ISDA)

Business day:  New York

Business day convention:  following unadjusted

Redemption at option of issuer before stated maturity:  We may redeem the notes at our option, in whole but not in part, on any interest payment date on or after September 22, 2010, upon ten business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date

Survivor’s option to request repayment:  No

Listing:  None

ERISA:  as described under “Employee Retirement Income Security Act” on page 143 of the accompanying prospectus

CUSIP no.:  38143UKL4

ISIN no.:  US38143UKL43

Form of notes:  Your notes will be issued in book-entry form and represented by a global note. You should read the section “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

•	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor: yes

•	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor: yes

FDIC:  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the DTC system.

When We Can Redeem the Notes

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will have the right to redeem the notes at our option, in whole but not in part, on any interest payment date on or after September 22, 2010, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. We will provide not less than 10 business days’ prior notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the attached prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

What are the Tax Consequences of the Notes

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

The notes will be treated as short-term debt securities for U.S. federal income tax purposes that are subject to the rules discussed under “United States Taxation — Taxation of Debt Securities — United States Holders — Short-Term Debt Securities” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $25,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on June 22, 2010, which is the fourth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in four business days (T +  4), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement and the accompanying prospectus supplement and prospectus. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

$112,000,000

The Goldman Sachs Group, Inc.

Callable Fixed Rate Notes

due 2011

Medium-Term Notes, Series D

Goldman, Sachs & Co.